EXHIBIT 99.1

Lombard Medical Closes $26 Million Debt Facility With Oxford Finance

IRVINE, Calif., April 28, 2015 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (Nasdaq:EVAR), a medical device company focused on endovascular aneurysm repair (EVAR) of abdominal aortic aneurysms (AAAs), announced that it has entered into a $26 million secured term loan facility with Oxford Finance LLC. Lombard Medical received $11 million in proceeds from the loan at closing on April 24, 2015. The Company has the option of drawing another $10 million after achieving a specific near-term revenue milestone, with a final $5 million becoming available after reaching an additional revenue target.

Simon Hubbert, CEO of Lombard Medical, commented, "This facility from Oxford solidifies our balance sheet and significantly extends our cash runway by providing non-dilutive capital to support key growth initiatives necessary for our successful global launch of Aorfix™, as well as continued development of other innovative new products."

Lombard Medical's Aorfix is the first and only endovascular stent graft with global approvals to treat patients with aortic neck angulations up to 90 degrees. This is often a feature of complex AAA anatomies.

"Oxford is pleased to provide capital to Lombard Medical to support the Company's on-going commercial expansion in the U.S., Japan, Europe and its other key markets," said Christopher A. Herr, Senior Managing Director for Oxford Finance. "We expect the Company to continue to gain market share given the distinct advantage its lead product, Aorfix, has over other competing AAA stent grafts."

About Oxford Finance LLC

Oxford Finance is a specialty finance firm providing senior secured loans to public and private life science companies worldwide. For over 20 years, Oxford has delivered flexible financing solutions to its clients, enabling these companies to maximize their equity by leveraging their assets. In recent years, Oxford has originated over $2 billion in loans, with lines of credit ranging from $500 thousand to $75 million. Oxford is headquartered in Alexandria, VA with additional offices in California, Massachusetts and North Carolina. For more information visit www.oxfordfinance.com.

About Lombard Medical, Inc.

Lombard Medical, Inc. is an Irvine, California-based medical device company focused on device solutions for the $1.6 billion per year abdominal aortic aneurysm repair market. The Company's lead product, Aorfix™, is an endovascular stent graft which has been specifically designed to address the challenges that exist in treating complex tortuous anatomies, which are often present in advanced AAA disease. Aorfix has been used to treat more than 4,000 patients worldwide. For more information, please visit www.lombardmedical.com.

Forward-Looking Statements

This announcement contains forward-looking statements that reflect the Company's current expectations regarding future events. These forward-looking statements generally can be identified by the use of words or phrases such as "believe," "expect," "future," "anticipate," "look forward to," "intend," "plan," "foresee," "may," "should," "will," "estimates," "outlook," "potential," "optimistic," "confidence," "continue," "evolve," "expand," "growth" or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements. Forward-looking statements are subject to risks, management assumptions and uncertainties. Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company's research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company's products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company's products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading "Risk Factors" in the Company's prospectus filed with the Securities and Exchange Commission dated April 25, 2014. Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

For further information:

Lombard Medical, Inc. Simon Hubbert, CEO William J. Kullback, CFO	Tel: +1 949 379 3750 / +44 (0)1235 750 800 Tel: +1 949 748 6764
Pure Communications Matthew H Clawson Susan Heins (Media)	Tel: +1 949 370 8500 / matt@purecommunicationsinc.com Tel: +1 864 286 9597 / sjheins@purecommunicationsinc.com
FTI Consulting (UK) Simon Conway, Victoria Foster Mitchell	Tel: +44 (0)20 3727 1000